ACCLAIM
Energy Inc.

1900, 255 - 5th Avenue SW
Calgary, Alberta Canada T2P 3G6
Tel: 403.539.6300 Fax: 403.539.6499
www.acclaimtrust.com

04036336

August 13, 2004

RECEIVED
AUG 17 2004
SEC MAIL PROCESSING
WASH, D.C. SECTION
208

SUPPL

By Mail

Securities and Exchange Commission
Judiciary Plaza
450- 5th Street, NW
Washington, D.C. 20549

Dear Sir or Madam:

Re: Acclaim Energy Trust ('the Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34789

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12g of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we herewith submit, the noted documents listed on Schedule "A" hereto.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Please contact David Broshko at (403) 539-6346 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,

ACCLAIM ENERGY TRUST

PROCESSED
AUG 18 2004 E
THOMSON FINANCIAL

David J. Broshko, C.A.
Vice President Finance and
Chief Financial Officer

DJB/ch

SCHEDULE A

Document	Filing Requirements [1 2]	When Due [3 4 5 6 7 8 9 10]
Acclaim Energy Trust		
Press Releases (included releases listed below)	**1**	**3**

1. August 5, 2004
2. July 26, 2004
3. July 22, 2004
4. July 19, 2004

---

1. Filing is required pursuant to applicable laws, regulations and policies of Canadian securities regulatory authorities (provincial securities commissions).
2. Filing is required pursuant to the applicable requirements of the Toronto Stock Exchange.
3. Episodic Disclosure Document – Is to be filed on SEDAR if there is a material change in an issuer's business, operations or capital.

File No.
82-34789

ACCLAIM

Energy Trust

August 5, 2004 **FOR IMMEDIATE RELEASE**

Acclaim Energy Trust Announces
Second Quarter 2004 Financial Results

CALGARY, ALBERTA - Acclaim Energy Trust ("Acclaim" or the "Trust") (AE.UN – TSX) is pleased to announce its financial and operating results for the six months ended June 30, 2004.

Highlights of the second quarter included:

- On May 25, 2004, Acclaim announced the acquisition of certain high quality, concentrated assets from ChevronTexaco for $433.7 million. The acquisition, which closed on June 30, 2004, is very accretive on a per unit basis on all measures and will allow Acclaim to maintain distributions at the current level while significantly reducing its payout ratio.

- On April 19, 2004, Acclaim closed a $62.1 million "bought deal" equity financing, issuing a total of 5,175,000 trust units at a price of $12.00 per trust unit. Proceeds were used to fund an expanded capital program and position the Trust for future opportunities.

- On June 15, in order to fund the $433.7 million acquisition of assets acquired from ChevronTexaco, Acclaim closed a $200.3 million "bought deal" equity financing, issuing a total of 16,350,000 trust units, at a price of $12.25 per unit. Acclaim also issued $75 million of 8% convertible debentures, which are convertible into trust units at a price of $13.50 per unit.

- Indicative of Acclaim's growth over the past year, daily average production was 24,884 boe/d for the first half of 2004, an increase of 32 percent compared to the same period in 2003.

- Acclaim continued to provide strong cash flow from operations of $40.3 million for the second quarter due to favourable commodity prices and solid production.

- Distributions paid during the quarter totaled $38.5 million or $0.488 per unit. Acclaim has now made 22 consecutive monthly distributions of $0.1625/unit.

- Acclaim provided unitholders a total return of 9.3 percent during the second quarter 2004. Most recently, the Trust units traded at a new 52 week high of $14.74.

- Based on estimated annualized cash flow for the third quarter, Acclaim's debt to cash flow ratio is conservative at approximately 1.1 times. Bank debt of $342 million reflects the ChevronTexaco acquisition and related equity financing.

- During the second quarter, Acclaim incurred $13.3 million of net development expenditures including $3.3 million for drilling, $3.9 million for facilities and production equipment and $5.6 million for workovers and turnarounds. Acclaim participated in drilling 10 gross (5.7 net) wells in the Spruce Grove, Bantry, Leon Lake/Leitchville properties. All wells were successful and are expected to be on production by August 15, 2004.

A conference call to discuss these results will be hosted at 9 a.m. MST (11 a.m. EST) on Friday August 6, 2004. The call will also be available via webcast from Acclaim Energy Trust's website (www.acclaimtrust.com) and from the VCall website (www.vcall.com). To participate Toll-Free across North America call: 1-877-888-3855 or within Toronto and area call: 416-695-6120. A recorded playback of the call will also be made available until August 20, 2004, by calling toll-free across North America: 1-866-518-1010 or within Toronto and area call: 416-695-5275.

Financial and Operating Summary

Financial

($millions except per unit amounts)	Three Months Ended June 30 2004	2003	%	Six Months Ended June 30 2004	2003	%
Gross revenue	**91.4**	64.1	43%	**183.1**	135.4	35%
Cash flow from operations	**40.3**	35.9	12%	**82.8**	71.0	17%
Per unit - basic	**0.51**	0.66	-23%	**1.07**	1.40	-24%
Per unit - diluted	**0.48**	0.66	-27%	**1.01**	1.40	-28%
Net earnings (loss)	**4.4**	33.2	-87%	**10.2**	40.7	-75%
Per unit - basic	**0.05**	0.57	-91%	**0.12**	0.74	-84%
Per unit - diluted	**0.05**	0.57	-91%	**0.11**	0.74	-85%
Cash distributions paid	**38.5**	26.1	48%	**74.7**	48.8	53%
Per unit	**0.4875**	0.4875	0%	**0.975**	0.975	0%
Capital expenditures						
Development expenditures	**13.3**	9.6	39%	**29.3**	18.4	59%
Net capital expenditures	**489.4**	146.1	235%	**498.4**	326.6	53%
Total assets	**1,541.0**	997.3	55%	**1,541.0**	997.3	55%
Working capital (deficiency)	**(12.6)**	0.9	-	**(12.6)**	0.9	-
Long-term debt	**342.2**	215.2	59%	**342.2**	215.2	59%
Net debt (excluding financial derivatives)	**345.0**	214.2	61%	**345.0**	214.2	61%
Unitholders' equity	**865.4**	546.2	58%	**865.4**	546.2	58%
Weighted average trust units outstanding *(thousands)*	**79,578**	54,463	46%	**77,254**	50,592	53%
Trust units outstanding at period end *(thousands)*	**97,304**	60,257	61%	**97,304**	60,257	61%

Operating

	Three Months 2004	2003	%	Six Months 2004	2003	%
Production						
Natural gas *(mmcf/d)*	**77.8**	59.2	31%	**79.7**	57.2	39%
Crude oil *(bbl/d)*	**9,475**	7,673	23%	**9,545**	7,471	28%
Natural gas liquids *(bbl/d)*	**2,170**	1,838	18%	**2,054**	1,784	15%
Barrel of oil equivalent *(boe/d @ 6:1)*	**24,607**	19,372	27%	**24,884**	18,789	32%
Average Prices*						
Natural gas *($/mcf)*	**6.84**	6.45	6%	**6.76**	6.87	-2%
Natural gas (net of hedging) *($/mcf)*	**6.57**	6.19	6%	**6.54**	6.48	1%
Crude oil *($/bbl)*	**39.86**	32.87	21%	**39.47**	37.66	5%
Crude oil (net of hedging) *($/bbl)*	**32.46**	32.82	-1%	**33.46**	35.39	-5%
Natural gas liquids *($/bbl)*	**32.45**	28.55	14%	**32.37**	31.24	4%
Drilling activity *(gross)*						
Natural gas wells	**4**	9	-	**14**	11	-
Oil wells	**5**	5	-	**11**	17	-
Other	**1**	-	-	**1**	-	-
Dry and abandoned	**-**	1	-	**-**	1	-
Total	**10**	15	-	**26**	29	-
Success rate *(%)*	**100%**	93%	-	**100%**	97%	-

**net of transportation*

MESSAGE TO UNITHOLDERS

The second quarter of 2004 was another exciting and important period in Acclaim's history. On May 25, 2004, we announced that Acclaim and Enerplus Resources Fund ("Enerplus") together entered into an agreement to acquire all of ChevronTexaco's conventional oil and natural gas interests in western Canada for total consideration of $1.089 billion. Acclaim's share of the acquisition totaled $433.7 million. The transaction closed on June 30, 2004, as a result, production and related cash flow will be reflected in the results beginning July 1, 2004.

In this transaction Acclaim acquired a package of high quality, concentrated producing properties in western Canada. Production from the assets of approximately 17,000 barrels of oil equivalent per day (boe/d) increased Acclaim's overall production to more than 42,000 boe/d, balanced at 55 percent crude oil and NGLs and 45 percent natural gas. This transaction increased Acclaim's total proved reserves to nearly 100 million barrels of oil equivalent (mmboe).

The acquisition provides the following financial and operational benefits to unitholders:

- Accretion to Acclaim's 2004 and 2005 cash flow per unit is expected to exceed 20 and 25 percent, respectively.
- Provides greater than 30 percent accretion to production per unit and 20 percent accretion to proved producing reserves per unit.
- Production and reserve acquisition costs of $25,500 per flowing barrel of oil equivalent, $15.47 per boe proved and $12.23 per boe proved plus probable are favourable relative to other transactions reported in the sector.
- Exceptional ratio of proved producing to total proved reserves on this transaction of 96 percent.
- Several of Acclaim's senior technical head office and field personnel including Brent DeFosse, Acclaim's Chief Operating Officer, are former ChevronTexaco employees and have a strong working knowledge of the properties acquired.
- Acclaim's position in the oil and gas trust sector will increase to the fifth largest in terms of daily production and proved reserves, which is expected to further increase the Trust's solid liquidity levels and potentially, provide a reduced cost of capital.

During the second quarter, Acclaim held its Annual General and Special Meeting on May 19, 2004. At the meeting, unitholders passed all motions, including the special item to cancel the Trust Unit option plan and replace it with a new Restricted Unit Award Plan. Acclaim believes that this new plan significantly reduces potential dilution and will serve to better retain and attract employees, while directly aligning interests of management and employees with unitholders.

REVIEW OF OPERATIONS

The second quarter provided another solid quarter of operating results. Daily production averaged 24,607 boe/d for the quarter compared to 19,372 boe/d for the same period in 2003. This represents an increase of 27 percent which reflects the impact of the acquisitions completed over the course of 2003 and the success of our capital expenditure program.

Production volumes in the quarter were negatively impacted by major plant turnarounds at the ATCO operated Golden Spike and Carbondale plants in central Alberta, the Pengrowth operated Judy Creek facility in west central Alberta and by a forest fire which required that the Judy Creek facility be shut down and evacuated. The impact of these plant shutdowns on production for the quarter totaled approximately 500 boe/d.

In 2004, our operational strategy continues to create value from a three pronged approach targeted at generating low-risk, production and incremental reserves through the following initiatives:

1) The effective exploitation of production optimization opportunities from our existing asset inventory.
2) Selectively developing, maturing and executing drilling programs.
3) Proactively sharpening our focus on regulatory compliance, safety and environmental stewardship throughout the Trust.

Operated Properties

First, we successfully conducted 77 workovers, 30 recompletions and 8 stimulations in all of our producing areas. These production optimization operations provided incremental production of approximately 1,500 boe/d which was added throughout the quarter and into July with a capital investment of $5.9 million.

Secondly, our drilling program which was 100 percent successful consisted of 7.0 gross operated wells (4.6 net operated wells) at a cost of $2.4 million. This program was executed safely and effectively and is expected to deliver an incremental 170 boe/d production in the third quarter. Thirdly, we continue to partner with the regulators to sharpen our focus on compliance and to minimize production downtime by selectively upgrading our producing facilities, pipelines, infrastructure and critical equipment. These expenditures provide the means to promote reliability, safety, and cost-effective environmental conscious operations in all areas.

Non-Operated Properties

Acclaim's non-operated portfolio continues to grow as a result of the successful acquisition process. This increase in non-operated properties in the quarter resulted in a 100 percent success with 3 gross (1.1 net) wells drilled. In addition, Acclaim participated in several recompletions and workovers in the quarter. Expenditures on non-operated properties were $4.5 million, resulting in expected incremental production additions of 350 boe/d.

Acquisitions – Managing the Integration Process

In addition to the routine production enhancing operations, we began to pre-plan for the seamless transition and merger of the ChevronTexaco assets into the Acclaim portfolio. This preparatory work was instrumental in the timely, incident free integration of the high-quality assets obtained from ChevronTexaco in the Drayton Valley, Acheson, and Slave Lake areas. Acclaim successfully managed the integration process and capitalized on a number of operating cost synergies in the central Alberta and Slave Lake areas. We estimate a one-time savings of $1.0 million and an annual savings of $1.6 million attributed to reduced labor costs, reduced materials costs, and reduced power costs.

CASH DISTRIBUTIONS & TAXABILITY

During the second quarter 2004, Acclaim paid total cash distributions of $38.5 million or $0.488 per trust unit, providing a payout ratio of 95 percent. In addition, Acclaim accrued $2.6 million as at June 30, 2004 paid on July 20, 2004, for distributions associated with the 16,350,000 units issued to fund the ChevronTexaco acquisition. The second quarter of 2004 represented the seventh consecutive quarter of consistent distributions. While Acclaim's payout ratio was higher than its intended range, it will be reduced significantly by the financial accretion provided by the ChevronTexaco acquisition. The additional cash flow associated with these assets, will result in an estimated payout ratio of 65 per cent for the balance of 2004. Even when assuming more normalized commodity prices, rather than the current levels of record pricing, Acclaim's annualized payout ratio in 2004 is expected to be less than 75 percent and in 2005, less than 65 percent. This reduced payout ratio supports Acclaim's belief that a more conservative distribution payout strategy provides longer-term sustainability through reinvestment of greater amounts of capital into Acclaim's asset base.

Acclaim's level of taxability in 2004 is expected to be approximately 20 to 25 percent compared to an estimated industry average in the oil and gas trust sector of 60 to 70 percent, and will continue to provide a strong tax advantage to unitholders.

Beginning with the distribution of June 30, 2004 paid on July 20, 2004, distributions to non-resident investors were affected by the non-resident withholding tax and the classification in the US brokerage system was changed from Return of Capital to Dividend. As a result, a 15 percent non-resident withholding tax has been adopted. Although the classification has changed, Acclaim continues to expect that for 2004 US tax purposes, approximately 85 percent of its distributions may be classified as Return of Capital and 15 percent as Dividend Income.

PRICE RISK MANAGEMENT

Prior to the announcement of the ChevronTexaco transaction, Acclaim had a price risk management program in place for approximately 45 percent of its 2004 estimated oil and gas production and approximately 15 percent of its expected 2005 production. All the volumes acquired from ChevronTexaco receive spot market prices. Following the announcement of the ChevronTexaco transaction, during the month of June, Acclaim put positions in place on 3.65 million boe (6,660 boe/d for the balance of 2004 and 2005) in a combination of fixed prices contracts, collars and three way contracts. The new positions were split evenly between natural gas and oil.

On a combined product basis, Acclaim has positions in place on 42 percent of its 2004 production and 33 percent of its estimated 2005 production. For full details, please see the table of Acclaim's hedges included in the notes to the financial statements.

Considering the current prices for commodities, Acclaim will continue to prudently layer in positions in order to achieve the Trust's objective of providing downside protection on approximately 50 percent of its production. Strategically, Acclaim's price risk management program is designed to provide stability in cash flow while retaining exposure to increasing commodity prices.

OUTLOOK

The acquisition of the ChevronTexaco properties has again lifted Acclaim to another level. These are high quality legacy assets with considerable future development potential. One of the most important benefits of the transaction is that it will allow us to maintain current distribution levels while significantly reducing our payout ratio going forward. We are now the fifth largest oil and natural gas trust in terms of daily production and proven reserves.

Integration of the assets acquired from ChevronTexaco is effectively complete in the field and well underway in the head office. Hiring of additional personnel has largely been completed. The integration of financial, operating and land information systems is also near completion and Acclaim is optimistic that all stages of the integration process will be complete by the end of August. The ability of Acclaim employees to successfully and efficiently integrate acquisitions has been demonstrated over the past two years. The efforts of our employees in this process is very much appreciated.

With continued strength in commodity prices, the additional equity raised in April and increased cash flow resulting from the ChevronTexaco acquisition, we are looking to increase our capital expenditure program to $75 million ($66 million net of dispositions) for 2004. We expect that the program will largely offset our declines for the latter half of 2004.

We are planning a significantly expanded drilling program for the last half of the year of approximately 65 wells, a shift in focus from a high level of optimization in the first half of 2004 that provided volumes into a rising price environment. The expanded drilling plans represent a movement by the Company to broaden drilling programs, targeting increased efficiencies. The program will focus on Willesdsen Green in west central Alberta, Yekau Lake in central Alberta, Pouce Coupe in northern Alberta, Greater Furness in southeast Alberta and Dodsland in southwest Saskatchewan.

We are excited about the opportunities related to our newly acquired assets and the positive impact they have had on Acclaim. We look forward to reporting our progress in the third quarter.

Jack C. Lee
Chairman
August 5, 2004

J. Paul Charron
President & Chief Executive Officer

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim's operations or financial results are included in Acclaim's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim's website (www.acclaimtrust.com) or by contacting Acclaim. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Acclaim does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.

Where reserves or production are stated on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe may be misleading, particularly if used in isolation.

Management's Discussion & Analysis

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust ("Acclaim") for the year ended December 31, 2003, MD&A for the year ended December 31, 2003 and the unaudited Consolidated Financial Statements for the six months ended June 30, 2004. This MD&A is dated August 5, 2004. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This discussion provides Management's analysis of Acclaim's historical financial and operating results and provides estimates of Acclaim's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. You should be aware that historical results are not necessarily indicative of future performance.

We use the term cash flow from operations, which we define as net earnings before deducting non-cash expenses, to analyze operating performance and leverage. Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet ("mcf") are converted to barrels of oil equivalent ("boe") using the ratio of six (6) thousand cubic feet to one (1) barrel of oil ("bbl"). BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:one(1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

2004 SIGNIFICANT EVENTS

Acquisition of ChevronTexaco Property Interests

On June 30, 2004, Acclaim completed its previously announced acquisition of certain petroleum and natural gas interests from ChevronTexaco Corporation ("Chevron") for total cash consideration of $433.7 million. The transaction was effective June 1, 2004. The transaction closed on June 30, 2004, as a result, production and related cash flow will be reflected in the results beginning July 1, 2004.

The transaction was financed with bank debt and a $275 million bought deal financing which was completed on June 15, 2004. Under the bought deal financing Acclaim issued 16,350,000 trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million and $75 million principal amount of 8% convertible unsecured subordinated debentures. The convertible subordinated debentures have a face value of $1,000 per debenture, a coupon of 8.0%, a final maturity date of August 31, 2009, and will be convertible into trust units of Acclaim at a price of $13.50 per trust unit. The convertible debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

The assets acquired are located in the Central, Kaybob and Mitsue areas of Alberta as well as in Manitoba. Production from these assets approximates 17,000 barrels of oil equivalent per day.

RESULTS OF OPERATIONS

During the first six months of 2004, Acclaim achieved record financial and operating results. The increased production volumes associated with property acquisitions made in 2003 combined with increased oil and natural gas prices all contributed to the significant gains made.

Petroleum and Natural Gas Sales

	Three Months Ended June 30		Six Months Ended June 30	
Revenue analysis *($000s)*	**2004**	2003	**2004**	2003
Natural gas	**$ 49,711**	$ 35,712	**$ 100,785**	$ 73,007
Crude oil and natural gas liquids	**41,696**	28,417	**82,331**	62,377
	$ 91,407	$ 64,129	**$ 183,116**	$ 135,384

Petroleum and natural gas sales, before royalties and transportation costs increased to $183.1 million for the six months ended June 30, 2004, up 35 percent from $135.4 million reported for the corresponding period in 2003. Revenue for the second quarter increased to $91.4 million, 43 percent higher than the $64.1 million recorded in the second quarter 2003.

Production

Crude oil and natural gas liquids production for the first six months of 2004 averaged 11,599 barrels per day, a 25 percent increase over the 9,255 barrels per day reported for the corresponding period in 2003. Production in the second quarter averaged 11,645 barrels per day, up more than 22 percent from production levels in the second quarter of 2003.

Natural gas sales for the first six months of the year averaged 79.7 million cubic feet per day, 39 percent higher than the 57.2 million cubic feet per day reported for the six months ended June 30, 2003. During the second quarter natural gas sales averaged 77.8 million cubic feet per day, 31 percent higher than the 59.2 million cubic feet reported during the same quarter in 2003.

Significant production increases will be recorded commencing July 1, from the Chevron transaction which closed June 30, 2004. Production from the assets approximates 17,000 barrels of oil equivalent per day including 34.0 million cubic feet per day of natural gas and 11,400 barrels per day of light crude oil and natural gas liquids. The acquisition will increase Acclaim's overall current production to approximately 42,000 barrels of oil equivalent per day.

Commodity Prices

The price of West Texas Intermediate (WTI) crude averaged US$36.75 per barrel during the first six months of 2004, up 17 percent from the average price of US$31.36 per barrel for the same period in 2003. During the second quarter WTI averaged US$38.34 per barrel, up from an average of US$35.16 per barrel in the first quarter.

For the six months ended June 30, 2004, we received an average oil price of $39.47 per barrel as compared to $37.66 per barrel for the comparable period in 2003. Our average oil price was $39.86 per barrel during the second quarter, up marginally from an average of $39.08 per barrel during the first quarter.

Our average natural gas price was $6.76 per thousand cubic feet for the six months ended June 30, 2004 as compared to $6.87 per thousand cubic feet during the same period in 2003. The second quarter natural gas price averaged $6.84 per thousand cubic feet.

All prices are net of transportation.

Petroleum And Natural Gas Transportation

It had been industry practice in prior periods for companies to net transportation charges against petroleum and natural gas sales rather than showing transportation as a separate item on the Statement of Earnings. Effective January 1, 2004, we have presented sales before the deduction of transportation charges and have also presented transportation expenses on the Statement of Earnings. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income or cash flow.

Unrealized Loss On Financial Derivatives

Effective, January 1, 2004, the Trust adopted the new accounting standard on accounting for unrealized gains and losses on financial contracts that are settled in the future. The new standard requires that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period. Any changes in the fair value of the financial contracts are included in net earnings for the period. Prior to January 1, 2004, only realized gains and losses were recognized in the financial statements.

The estimated fair value is based on a mark to market calculation as at June 30, 2004 to settle the financial contracts. The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity prices. The new accounting policy has been accounted for prospectively.

The fair value of all financial contracts on January 1, 2004 was recorded as a financial derivative liability with an offsetting financial derivative loss. The deferred loss is being amortized to income over the term of the underlying contracts for which the deferred loss relates. For the six months ended June 30, 2004, $5.2 million was amortized including $2.0 million in the second quarter.

The following table reconciles the change in the fair value of the financial contracts during the period.

	Financial Derivative Loss	Financial Derivative Liability	Unrealized Loss
Balance, January 1, 2004	$ 11,180	$ (11,180)	$ -
Amortization	(5,236)	-	5,236
Unrealized loss on financial derivatives	-	(5,628)	5,628
Balance, June 30, 2004	**$ 5,944**	**$ (16,808)**	**$ 10,864**

Financial Derivative Contracts

For the six months ended June 30, 2004, we realized a net derivative loss of $13.6 million related to financial derivative instruments put in place to manage commodity price risk. During the second quarter, the realized derivative loss totaled $8.3 million.

The following financial derivative contracts have been put in place as noted below:

Commodity Contracts	2004 Q3	2004 Q4	2005
Natural Gas			
Fixed price (GJ/d)	10,000	6,667	4,167
Average price ($/GJ)	$6.72	$6.91	$7.00
Collars (GJ/d)	41,000	37,000	20,417
Average floor price	$5.30	$5.97	$6.09
Average ceiling price	$6.92	$9.24	$8.72
Call options (sold)	3,000	3,000	2,500
Average call option price (sold)	$2.80	$2.80	$2.80
Call spread (purchased) (GJ/d)	-	3,333	1,250
Call spread floor ($/GJ)	-	$9.00	$9.00
Call spread ceiling ($/GJ)	-	$11.50	$11.50
Crude Oil			
Fixed price (bbl/d)	2,000	2,000	1,500
Average price (US$)	$34.05	$34.05	$36.07
Collars (bbl/d)	7,500	7,500	7,000
Average floor price (US$)	$29.75	$29.61	$29.71
Average ceiling price (US$)	$33.82	$33.96	$37.00
Call spread (purchased) bbl/d	1,000	1,000	1,000
Call spread floor (US$)	$33.00	$33.00	$33.00
Call spread ceiling (US$)	$39.00	$40.00	$39.00

Royalties

Royalties *($000s)*	Three Months Ended June 30 2004		Three Months Ended June 30 2003		Six Months Ended June 30 2004		Six Months Ended June 30 2003
Royalties, net of ARTC	$	17,233	$	10,671	$	34,243	$	26,181
% of sales		19.3%		17.1%		19.2%		19.8%
$/boe	$	7.70	$	6.05	$	7.56	$	7.70

For the six months ended June 30, 2004, royalties totaled $34.2 million as compared to $26.2 million during the same period a year earlier. As a percentage of sales royalties averaged 19.2 percent, essentially unchanged from our average 2003 royalty rate.

During the second quarter 2004, royalties averaged $7.70 per barrel of oil equivalent or approximately 19.3 percent of Acclaim's total petroleum and natural gas sales price (before hedging) of $39.83. This compares to $6.05 per barrel of oil equivalent or 17.1 percent of the average sales price reported for the same period in 2003. Royalty rates associated with the Chevron assets are very similar to rates currently experienced by Acclaim and consequently will not change materially our corporate rate in future quarters.

Operating Costs

Operating Costs *($000s)*	Three Months Ended June 30 2004		Three Months Ended June 30 2003		Six Months Ended June 30 2004		Six Months Ended June 30 2003
Operating costs	$	16,702	$	10,094	$	33,655	$	19,100
$/boe	$	7.46	$	5.73	$	7.43	$	5.62

Our operating costs net of processing fees for the six months ended June 30, 2004, increased to $33.7 million as compared to $19.1 million during the same period a year earlier. On a unit-of-production basis, operating costs averaged $7.43 per barrel of oil equivalent as compared to $5.62 per barrel of oil equivalent a year earlier.

During the second quarter operating costs totaled $16.7 million, or $7.46 per barrel of oil equivalent as compared to $10.1 million or $5.73 per barrel of oil equivalent for the same period in 2003. Although operating costs generally have increased due to the characteristics inherent in the type of assets acquired during the past twelve months, certain additional costs have been incurred to ensure the predictability of production during periods of higher commodity prices.

During the most recent quarter, we took advantage of this opportunity by changing out certain equipment and performing the necessary repairs which would further enhance or optimize production. With the most recent acquisition of the Chevron assets, we anticipate operating costs will be slightly lower in subsequent quarters.

General and Administrative Expenses

General and Administrative Expenses *($000s)*	Three Months Ended June 30 2004		Three Months Ended June 30 2003		Six Months Ended June 30 2004		Six Months Ended June 30 2003
G&A expenses	$	5,407	$	3,101	$	10,102	$	5,840
Overhead recoveries		(2,473)		(767)		(3,748)		(1,626)
Net G&A expenses	$	2,934	$	2,334	$	6,354	$	4,214
$/boe	$	1.31	$	1.32	$	1.40	$	1.24

General and administrative expenses net of overhead recoveries totaled $6.4 million for the six months ended June 30, 2004, as compared to $4.2 million during the same period in 2003. On a unit-of-production basis, general and administrative expenses averaged $1.40 per barrel of oil equivalent as compared to $1.24 per barrel of oil equivalent for the same period in 2003. The magnitude of the increase reflects growth and the costs associated with building the necessary corporate infrastructure, including staff, necessary to administer the assets.

For the three months ended June 30, general and administrative expenses totaled $2.9 million or $1.31 per barrel of oil equivalent as compared to $2.3 million or $1.32 per barrel of oil equivalent for the second quarter a year earlier. It is anticipated that the Chevron asset acquisition will require limited head office staff thereby substantially reducing future general and administrative expenses on a per unit basis.

Interest Expense

	Three Months Ended June 30		Six Months Ended June 30	
Interest Expense *($000s)*	**2004**	2003	**2004**	2003
Interest expense	$ 2,348	$ 1,448	$ 5,188	$ 3,368
Bank loans	$ 342,200	$ 215,173	$ 342,200	$ 215,173

Interest expense, representing interest on bank debt increased to $5.2 million or $1.14 per barrel of oil equivalent from $3.4 million or $0.99 per barrel of oil equivalent a year earlier. Average debt levels have increased as a result of the acquisitions made during 2003 and the most recent acquisition of petroleum and natural gas interests from Chevron. To fund the Chevron acquisition, new credit facilities were put in place including a $400 million production facility and a $15 million operating facility. At June 30, 2004 and subsequent to closing this transaction, $342.2 million was drawn under these facilities.

Although interest rates continue to be favorable and are not expected to increase substantially in the short-term, interest expense will increase as a result of higher debt levels. Average rates incurred by Acclaim during the second quarter 2004 averaged approximately 4 percent.

Interest expense in the amount of $1,181 (2003 - $2,325) related to convertible debentures is included as a reduction of accumulated earnings to reflect the equity nature of this debt.

Depletion, Depreciation and Amortization

The current quarter provision for depletion and depreciation totaled $30.1 million as compared to $22.7 million in 2003. On a unit-of-production basis, depletion, depreciation and amortization costs averaged $13.45 per barrel of oil equivalent as compared to $12.87 per barrel of oil equivalent during the same quarter in 2003.

Asset Retirement Obligations

The CICA recently issued Handbook Section 3110 – Asset Retirement Obligations, which addresses statutory, regulatory, contractual and other legal obligations associated with the retirement of a tangible long-lived asset that results from its acquisition, construction, development or normal operation.

Under this section, asset retirement obligations are initially measured at fair value at the time the obligation is incurred, with a corresponding amount capitalized as part of the asset's carrying value and depreciated over the asset's useful life using a systematic and rational allocation method.

On initial recognition, the fair value of an asset retirement obligation is determined based upon the expected present value of future cash flows. In subsequent periods, the carrying amount of the liability would be adjusted to reflect (a) the passage of time, and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the facilities and the estimated timing of the costs to be incurred in future periods. The costs are expected to be incurred over an average of 15 years. The estimated cash flow has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of 1.5 percent.

As of June 30, 2004, the amount to be recorded as the fair value of the liability was estimated to be $45.8 million. The net effect of the change on the net earnings for the three months ended June 30, 2004 and 2003 was immaterial.

The following December 31, 2003 balances were restated as a result of the change:

($000s)	As Previously Reported	Adjustment	As Restated
Property, plant and equipment	918,767	14,103	932,870
Asset retirement obligations liability	22,866	9,856	32,722
Future income tax liability	159,312	1,779	161,091
Accumulated earnings	63,385	2,468	65,853

Income Taxes

During 2004, Acclaim recorded a future income tax recovery of $4.7 million due to substantively enacted changes in the Alberta provincial income tax rate from 12.5 percent to 11.5 percent.

Net Earnings Per BOE

	Three Months Ended June 30		Six Months Ended June 30	
($/boe)	2004	2003	2004	2003
Petroleum and natural gas revenue*	$ 36.13	$ 34.60	$ 36.44	$ 36.76
Less:				
Royalties	7.70	6.05	7.56	7.70
Operating costs	7.46	5.73	7.43	5.62
Net operating income	20.97	22.82	21.45	23.44
General and administrative	1.31	1.32	1.40	1.24
Interest on long-term debt	1.05	0.82	1.14	0.99
Unit-based compensation - cash paid	0.40	-	0.35	-
Current and large corporation tax	0.21	0.32	0.27	0.32
Cash flow from operations	18.00	20.36	18.29	20.89
Depletion, depreciation and amortization	13.45	12.87	13.30	12.90
Unrealized loss (gain) on financial derivatives	(0.09)	-	2.40	-
Future income taxes (recovery)	2.17	(11.37)	(0.03)	(4.01)
Non-cash stock compensation	0.51	-	0.38	-
Net earnings	$ 1.96	$ 18.86	$ 2.24	$ 12.00

**net of transportation and realized loss on financial derivatives*

Cash Flow

	Three Months Ended June 30		Six Months Ended June 30	
Cash Flow *($000s)*	2004	2003	2004	2003
Cash flow from operations	$ 40,315	$ 35,871	$ 82,836	$ 71,048
Unitholders' equity	$ 865,409	$ 546,163	$ 865,409	$ 546,163

For the six months ended June 30, 2004, our cash flow from operations totaled $82.8 million, a 17 percent increase from the $71.0 million recorded during the same period in 2003. On a per unit basis however, cash flow totaled $1.07 per unit, 24 percent lower than the $1.40 per unit recorded for the six months ended June 30, 2003. The reduction results from a 53 percent increase in weighted average trust units outstanding to 77.3 million units due to the conversion of debentures and equity issued during 2003 and 2004 to fund acquisitions and reduce bank indebtedness. Cash flow for the second quarter totaled $40.3 million or $0.51 per unit as compared to $35.9 million or $0.66 per diluted unit for the same period in 2003. Our weighted average units outstanding totaled 79.6 million for the quarter ended June 30, 2004, as compared to 54.5 million for the same period in 2003.

Cash Distributions

($000s except where indicated)	Three Months Ended June 30 **2004**	2003	Six Months Ended June 30 **2004**	2003
Cash flow from operations	**40,315**	35,871	**82,836**	71,048
Cash distributions paid	**38,454**	26,138	**74,713**	48,772
Distributions per unit ($)	**0.4875**	0.4875	**0.975**	0.975
Payout ratio (%)	**95**	73	**90**	69

We distribute the net cash flow from our petroleum and natural gas properties to our Trust unitholders on a monthly basis with a portion of this cash flow withheld to repay bank debt and fund capital expenditures. Although the level of cash retained for debt repayment typically varies between 15 and 25 percent of total cash flow, we monitor our distribution policy with respect to forecasted cash flows, debt levels and spending plans.

For the six months ended June 30, 2004, we distributed $74.7 million which represented 90 percent of cash flow from operations. In addition, we accrued $2.6 million as at June 30, 2004, paid on July 20, 2004, for distributions associated with the 16,350,000 Trust units issued to fund the ChevronTexaco acquisition.

For the three months ended June 30, 2004, the payout ratio increased to 95 percent as we generated $40.3 million of cash flow from operations and distributed $38.5 million.

Our payout ratio for the remainder of 2004 will be reduced to approximately 65 to 70 percent, a direct result of the increase in cash flows associated with the Chevron assets.

Taxation of Cash Distributions

Due to the increased cash flow associated with increased commodity prices and the limitation on tax pools received from the Chevron acquisition, Acclaim's distributions will now be taxable at an estimated rate of 20 to 25 percent for 2004 as calculated under the Canadian Income Tax Act, effective on the closing of the acquisition. Accordingly, Acclaim is now required to withhold and remit the applicable non-resident withholding tax on distributions made outside of Canada. Commencing with the July 20th distribution, the customary rate is 25 percent, reduced to 15 percent where Tax Treaties are in place with the country where the non-resident unitholder resides. For unitholders in the United States, this rate is reduced to 15 percent due to the Canada/US Tax Treaty. Unitholders are encouraged to seek qualified tax advice in their country of residence.

Selected Quarterly Financial Information

($000s except per share amounts)

	2004		2003				2002	
Earnings Information	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30
Petroleum and natural gas sales[1]	91,407	91,709	76,681	77,021	64,129	71,255	45,991	25,347
Net earnings (loss)[2]	4,412	5,751	1,767	5,177	33,228	7,429	2,200	(3,694)
Earnings (loss) per unit[2][3]								
Basic	0.05	0.07	0.02	0.06	0.57	0.13	0.05	(0.17)
Diluted	0.05	0.07	0.02	0.06	0.57	0.13	0.05	(0.17)

(1) Petroleum and natural gas sales have been restated as a result of changes in accounting policies for hedging and transportation costs.
(2) Net earnings (loss) and per unit amounts have been restated as a result of a change in accounting policy for asset retirement obligations.
(3) When calculating the weighted average number of units at the end of a quarter, all units outstanding from the previous quarter are deemed to be outstanding for the entire period, where as in the year to date calculation those units are weighted according to the date of issue. Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

Net earnings for the six months ended June 30, 2004 totaled $10.2 million or $0.11 per diluted unit, compared to $40.7 million or $0.74 per diluted unit during the same period in 2003. Second quarter earnings totaled $4.4 million or $0.05 per diluted unit.

Capital Expenditures

Capital Expenditures *($000s)*	Three Months Ended June 30 2004	2003	Six Months Ended June 30 2004	2003
Land	$ 21	$ 170	$ 2,163	$ 170
Geological and geophysical	426	835	675	1,334
Drilling	3,338	6,112	6,978	12,541
Workovers and recompletions	5,628	-	9,814	-
Production equipment and facilities	3,882	2,439	9,641	4,317
Net development expenditures	13,295	9,556	29,271	18,362
Office equipment	645	331	982	331
Chevron acquisition	474,371	-	474,371	-
Other property acquisitions	1,093	136,201	2,724	137,922
Property dispositions	-	-	(8,906)	-
Elk Point acquisition	-	-	-	170,000
Net capital expenditures	$ 489,404	$ 146,088	$ 498,442	$ 326,615

For the six months ended June 30, 2004, expenditures for development activities totaled $29.3 million as compared to $18.4 million during the same period in 2003. A total of 10 gross (5.7 net) wells were drilled during the quarter, compared to 15 gross (11.2 net) wells during the same period in 2003 resulting in 4 (1.6 net) natural gas wells, 5 (3.5 net) oil wells and 1 (0.6 net) injection well. The primary focus again this quarter was on well and facility optimization in areas that provide additional upside opportunity.

For the remainder of 2004 the Trust has plans to drill approximately 68 gross wells, including 40 gross wells in the third quarter.

Acquisitions

The acquisition of the Chevron assets which closed June 30, 2004, was effective June 1, 2004. The purchase price recorded as required under Generally Accepted Accounting Principles ("GAAP") is calculated as follows:

	(000s)
Purchase price	$ 433,565
June net revenue plus purchase price adjustments	(12,202)
Estimated transaction costs	9,000
Cash purchase consideration	430,363
Future income tax liability	31,275
Asset retirement obligation	12,733
Adjusted purchase price	$ 474,371

Under GAAP we recorded a future income tax liability of $31.3 million. This liability arises due to the deficiency in tax pools acquired in the acquisition.

Guarantees/Off-Balance Sheet Arrangements

The Trust has no guarantees or off-balance sheet arrangements.

Capital

As at June 30, 2004, we had issued capital of 97.3 million Trust units and at July 31, 2004, we had issued capital of 97.6 million units.

Our Trust units were consolidated on a one (1) for 2.5 basis during the second quarter of 2003. This has resulted in retroactive restatement of all trust units, employee stock options and other per unit information.

a) Trust Units	Number of Units *(000s)*		Amount
Balance, December 31, 2003	74,601	$	660,048
Pursuant to equity offerings, net of costs	21,525		248,723
On conversion of exchangeable shares	34		364
On conversion of debentures	954		9,313
Issued for employee savings plan	71		878
Distribution reinvestment plan	107		1,304
Exercise of unit options	12		116
Unit purchase loan plan receivable	-		(1,520)
Balance, June 30, 2004	**97,304**	**$**	**919,226**

On June 15, 2004, we closed a $275 million "bought deal" financing. Upon closing the Chevron transaction we issued a total of 16,350,000 trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million and $75 million principal amount of 8% convertible unsecured subordinated debentures. Net proceeds after underwriting fees and expenses amounted to approximately $190.0 million and $71.9 million respectively.

On April 19, 2004, we closed a "bought deal" equity financing whereby we issued 5,175,000 Trust units at $12.00 per trust unit for gross proceeds of $62.1 million. Net proceeds, after underwriting fees and expenses amounted to approximately $59.0 million.

b) Exchangeable Shares	Number of Units *(000s)*		Amount
Balance, December 31, 2003	776	$	8,566
Shares exchanged	(34)		(364)
Adjustment to exchange ratio for distributions	55		-
Balance, June 30, 2004	**797**	**$**	**8,202**

c) Debentures	Number of Units Available on Conversion *(000s)*		Amount
i) 8% Convertible Debentures			
Balance, December 31, 2003	-		-
Issued, June 15, 2004	5,556	$	75,000
Issue costs	-		(3,092)
Balance, June 30, 2004	5,556		71,908
ii) 11% Convertible Debentures			
Balance, December 31, 2003	2,195		19,326
Converted to units during the period	(954)		(9,313)
Balance, June 30, 2004	1,241		10,013
Total, June 30, 2004	**6,797**	**$**	**81,921**

On June 15, 2004, we issued $75.0 million, 8% convertible extendible unsecured subordinated debentures. The convertible extendible subordinated debentures have a face value of $1,000 per debenture, a coupon of 8.0%, a final maturity date, if extended of August 31, 2009, and will be convertible into trust units of Acclaim at a price of $13.50 per trust unit. The convertible debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

In December 2002, we issued $45.0 million, 11 percent convertible, extendible, unsecured subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per unit.

The debentures have been classified as equity because the Trust has the option, and intends to settle, the principal and interest payable with the issuance of units. Interest paid to the debenture holders is included in Accumulated Earnings. Effective January 1, 2005, under amendments to CICA Section 3860 Financial Instruments, we will be required to classify the 8% and 11% convertible debentures currently outstanding as debt with the corresponding interest expense rather than being accounted for as an equity instrument. During 2004, $9.3 million of debentures were converted resulting in the issuance of 954,000 Trust units.

d) Unit Based Compensation Plan	**Number of Options** *(000s)*	**Average Exercise Price**
Balance, December 31, 2003	2,737	$ 10.15
Exercised	(12)	9.67
Repurchased and cancelled	(2,725)	
Balance, June 30, 2004	-	$ -

On May 19, 2004, the unitholders of Acclaim approved a new unit award incentive plan to replace the Option Plan. The new plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Units and Performance Units to directors, officers, employees and consultants of the Trust and its affiliates. The Restricted Units vest over a three-year period. The Performance Units vest on the third anniversary of the date of the grant. The number of Performance Units granted is dependent on the performance of the Trust relative to a peer comparison group of petroleum and natural gas trusts and other companies. A holder of a Restricted or Performance Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held. The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Unit is outstanding.

As of June 30, 2004, there were 769,573 Restricted Units and 234,400 Performance Units outstanding entitling holders to 1,082,393 units upon vesting. A compensation expense of $1.1 million was recorded during the period to approximate the fair value (based on period end price of the units) of the Restricted Units in excess of the Option Plan that was replaced. A compensation expense was not recognized for the approximate fair value of the Performance Units as it is uncertain whether the performance criteria will be met at the end of three years.

LIQUIDITY AND CAPITAL RESOURCES

Acclaim has an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $415 million including a $400 million revolving facility and a $15 million operating facility. Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At June 30, 2004, $342.2 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed. At June 30, 2004, Acclaim had working capital deficiency of $12.6 million.

We continued our property rationalization program, disposing of approximately $8.9 million of miscellaneous non-core assets primarily in eastern Alberta and Saskatchewan in the first quarter. Production from these assets approximated 450 barrels of oil equivalent per day.

Liquidity and Capital Resources *($000s)*		**June 30 2004**
Long term debt	$	342,200
Working capital deficiency		12,623
Net debt[(1)]		354,823
Units outstanding (000s)		97,304
Trust unit price		12.95
Market value		1,260,087
Convertible debentures		81,921
Total capitalization	$	1,696,831

(1) Net debt excludes the 8% and 11% convertible debentures which are classified as equity.

Additional Information

Additional information regarding the Trust and its business operations, including the Trust's annual information form for the period ended December 31, 2003, is available on the Trust's SEDAR company profile at www.sedar.com.

Consolidated Balance Sheet

($000s, unaudited)	June 30 2004	December 31 2003
ASSETS		(Restated-Note 2)
Current assets		
Accounts receivable	$ 62,197	$ 60,720
Prepaid expenses	12,493	8,202
Financial derivative loss *(Note 7)*	4,803	-
	79,493	68,922
Financial derivative loss *(Note 7)*	1,141	-
Property, plant and equipment	1,658,990	1,160,548
Accumulated depletion and depreciation	(286,602)	(227,678)
	1,372,388	932,870
Goodwill	87,954	87,954
Total assets	$ 1,540,976	$ 1,089,746
LIABILITIES AND UNITHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 61,875	$ 62,037
Distributions payable	15,580	11,881
Financial derivative liability *(Note 7)*	14,661	-
	92,116	73,918
Bank debt	342,200	208,997
Other liabilities	1,075	2,161
Financial derivative liability *(Note 7)*	2,147	-
Future income taxes	192,223	161,091
Asset retirement obligations *(Note 4)*	45,806	32,722
	675,567	478,889
UNITHOLDERS' EQUITY		
Capital *(Note 5)*	919,226	657,475
Exchangeable shares *(Note 5)*	8,202	8,566
Convertible debentures *(Note 5)*	81,921	19,326
Accumulated earnings	74,835	65,853
Accumulated distributions	(218,775)	(140,363)
	865,409	610,857
Total liabilities and unitholders' equity	$ 1,540,976	$ 1,089,746

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

Jack C. Lee
Chairman of the Board

J. Paul Charron, C.A.
President and
Chief Executive Officer

Consolidated Statements of Earnings and Accumulated Earnings

($000s except per unit amounts, unaudited)	Three Months Ended June 30 2004	Three Months Ended June 30 2003 *(Restated-Note 2)*	Six Months Ended June 30 2004	Six Months Ended June 30 2003 *(Restated-Note 2)*
REVENUE				
Petroleum and natural gas sales	$ 91,407	$ 64,129	$ 183,116	$ 135,384
Royalty expense (net of Alberta Royalty Tax Credit)	(17,233)	(10,671)	(34,243)	(26,181)
	74,174	53,458	148,873	109,203
EXPENSES				
Operating	16,702	10,094	33,655	19,100
Transportation	2,225	1,679	4,438	3,253
General and administrative	2,934	2,334	6,354	4,214
Interest	2,348	1,448	5,188	3,368
Unit-based compensation *(Note 5)*	2,046	-	3,304	-
Depletion, depreciation and amortization *(Note 2)*	30,111	22,692	60,233	44,120
Realized loss on financial derivatives	8,275	1,461	13,648	7,120
Unrealized loss (gain) on financial derivatives *(Note 7)*	(207)	-	10,864	-
	64,434	39,708	137,684	81,175
Earnings before taxes	9,740	13,750	11,189	28,028
Provision for capital taxes	479	571	1,169	1,100
Provision for (recovery of) future income taxes *(Note 8)*	4,849	(20,049)	(143)	(13,729)
NET EARNINGS	4,412	33,228	10,163	40,657
Accumulated earnings, beginning of period, as previously reported	71,060	29,257	63,385	22,121
Change in accounting for asset retirement obligations *(Note 2)*	-	-	2,468	879
Accumulated earnings, beginning of period as restated	71,060	29,257	65,853	23,000
Dividends on preferred shares	-	(923)	-	(923)
Interest on convertible debentures	(637)	(1,153)	(1,181)	(2,325)
Accumulated earnings, end of period	$ 74,835	$ 60,409	$ 74,835	$ 60,409
Net earnings per unit				
Basic	$ 0.05	$ 0.57	$ 0.12	$ 0.74
Diluted	$ 0.05	$ 0.57	$ 0.11	$ 0.74
Weighted average units outstanding				
Basic	79,578	54,463	77,254	50,592
Diluted	83,275	54,640	81,818	50,742

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

($000s except per unit amounts, unaudited)	Three Months Ended June 30 2004	Three Months Ended June 30 2003	Six Months Ended June 30 2004	Six Months Ended June 30 2003
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		*(Restated-Note 2)*		*(Restated-Note 2)*
OPERATING ACTIVITIES				
Net earnings	$ 4,412	$ 33,228	$ 10,163	$ 40,657
Adjustments for:				
Unit-based compensation - non cash	1,150	-	1,719	-
Depletion, depreciation and amortization	30,111	22,692	60,233	44,120
Unrealized loss (gain) on financial derivatives	(207)	-	10,864	-
Provision for (recovery of) future income taxes	4,849	(20,049)	(143)	(13,729)
Cash flow from operations	40,315	35,871	82,836	71,048
Site restoration and abandonment costs incurred	(495)	-	(958)	-
Changes in non-cash operating working capital	18,355	(12,429)	579	(12,805)
Cash flow provided by operating activities	58,175	23,442	82,457	58,243
FINANCING ACTIVITIES				
Proceeds from bank debt	116,171	65,726	133,203	83,361
Repayment of debentures	-	(824)	-	(1,648)
Proceeds from issuance of units, net of issue costs	249,979	91,612	251,021	93,866
Proceeds from issuance of convertible debentures, net of issue costs	71,908	-	71,908	-
Reduction of other liabilities	(566)	(1,093)	(1,065)	(2,394)
Distributions to unitholders	(38,454)	(26,138)	(74,713)	(48,772)
Interest paid on convertible debentures	(637)	(1,153)	(1,181)	(2,325)
Dividends on preferred shares	-	(923)	-	(923)
Changes in non-cash financing working capital	858	(172)	1,049	(282)
Cash flow provided by financing activities	399,259	127,035	380,222	120,883
Cash flow provided by operating and financing activities	457,434	150,477	462,679	179,126
INVESTING ACTIVITIES				
Acquisition of petroleum and natural gas properties	(431,457)	(136,201)	(433,087)	(137,922)
Disposition of petroleum and natural gas properties	-	-	8,906	-
Capital expenditures	(13,940)	(9,887)	(30,253)	(18,693)
Acquisition of subsidiaries	-	-	-	(20,444)
Changes in non-cash investing working capital	(12,037)	(4,389)	(8,245)	(2,067)
Cash flow used in investing activities	(457,434)	(150,477)	(462,679)	$ (179,126)
Cash, beginning and end of period	$ -	$ -	$ -	$ -
The Trust paid the following cash amounts:				
Interest	$ 2,942	$ 2,568	$ 4,910	$ 2,963
Capital taxes	$ 438	$ 358	$ 1,086	$ 617

See accompanying notes to consolidated financial statements

Notes to the Consolidated Financial Statements
(all tabular amounts, except per unit, expressed in $000s, unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Acclaim Energy Trust ("Acclaim") have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2003 except for changes outlined in Note 2. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

2. CHANGES IN ACCOUNTING POLICIES

(a) Hedging Relationships

The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 13 – Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes conditions for applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003. Where hedge accounting does not apply, any changes in the fair value of the financial derivative contracts relating to a financial period can either reduce or increase net earnings and net earnings per trust unit for that period. Acclaim enters into numerous financial instruments to manage commodity price risk that do not qualify as hedges under the new accounting guideline. Therefore, Acclaim has elected to not apply hedge accounting and to follow the mark-to-market accounting method for all financial instruments. The new accounting policy has been accounted for prospectively.

Effective January 1, 2004, Acclaim recorded the fair value of financial instruments as a liability of $11.2 million, and a deferred financial derivative loss of $11.2 million. The deferred financial derivative loss is recognized into net earnings over the life of the associated contracts.

(b) Asset Retirement Obligations

The CICA issued Section 3110 Asset Retirement Obligations to harmonize Canadian GAAP with Financial Accounting Standards Board Statement No. 143. The section replaces previous guidance on future removal and site restoration costs and is effective for fiscal years beginning on or after January 1, 2004. The asset retirement obligation liability is initially measured at fair value, which is the discounted future value of the liability. The liability accretes until the obligation is settled. The fair value is capitalized as part of the related asset and is depleted over the useful life of the asset. The new accounting policy has been applied retroactively with restatement of prior periods. As a result of the retroactive application, the comparative statement of earnings has been restated. The effect of the change on net earnings for the three months and six months ended June 30, 2004 and 2003 was immaterial.

The following December 31, 2003 balances were restated as a result of the change:

($000s)	**As Previously Reported**	**Adjustment**	**As Restated**
Property, plant and equipment	918,767	14,103	932,870
Asset retirement obligations liability	22,866	9,856	32,722
Future income tax liability	159,312	1,779	161,091
Accumulated earnings	63,385	2,468	65,853

(c) Full Cost Accounting
The CICA issued Accounting Guideline 16 which replaced Accounting Guideline 5, Full Cost Accounting in the Oil and Gas Industry. The guideline is effective for fiscal years beginning on or after January 1, 2004 and is to be accounted for on a prospective basis. The most significant change is the modification of the ceiling test to be consistent with CICA Section 3063, Impairment of Long-lived Assets. The new guideline limits the carrying value of oil and gas properties to their fair value. The Trust adopted Accounting Guideline 16 effective January 1, 2004 and as at January 1, 2004 and June 30, 2004, there were no indications of impairment. The impairment test was calculated using the consultant's average prices at April 1, 2004 for the years 2004 to 2008 as follows:

	2004	2005	2006	2007	2008
WTI ($US/bbl)	34.25	29.00	27.00	25.00	25.00
AECO ($CDN/mcf)	6.65	5.55	5.20	5.00	5.00

(d) Transportation Costs
Effective January 1, 2004, the Trust has reclassified transportation costs as a separate expense on the Statement of Earnings. Prior periods have been reclassified for comparative purposes.

3. ACQUISITIONS

ChevronTexaco Property Acquisition
On May 25, 2004, Acclaim announced that Acclaim and Enerplus Resources Fund ("Enerplus") entered into an agreement to acquire all of ChevronTexaco Corporation's conventional oil and gas interests in Western Canada. The transaction closed on June 30, 2004, with an effective date of June 1, 2004. The acquisition was financed through the issuance of Trust units, 8% convertible debentures (Note 5), and debt.

The allocation to the purchase cost of the assets was as follows:

Petroleum and natural gas properties	$	474,371
Future income taxes		(31,275)
Asset retirement obligations		(12,733)
Cash purchase consideration	$	430,363

The allocation is subject to change upon the final determination of fair values.

In conjunction with the acquisition, Acclaim's existing credit facility was amended and increased to $415 million, including a $400 million revolving facility and a $15 million operating facility.

4. ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the well and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligation to be $45.8 million (December 31, 2003 - $32.7 million) based on a total future liability of $144.2 million. The costs are expected to be incurred over an average period of 15 years. The estimated liability has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of 1.5 percent.

The following table reconciles Acclaim's asset retirement obligation:

Asset Retirement Obligation	Amount
Balance, December 31, 2003	$ 32,722
Increase in liability during period	12,733
Settlement of liabilities during period	(958)
Accretion expense	1,309
Balance, June 30, 2004	**$ 45,806**

5. CAPITAL

a) Trust Units	Number of Units *(000s)*		Amount
Balance, December 31, 2003	74,601	$	660,048
Issued pursuant to equity offerings, net of costs	21,525		248,723
Conversion of exchangeable shares	34		364
Conversion of debentures	954		9,313
Issued for employee savings plan	71		878
Distribution reinvestment plan	107		1,304
Exercise of unit options	12		116
Unit purchase loan receivable	-		(1,520)
Balance, June 30, 2004	**97,304**	**$**	**919,226**

On April 19, 2004, the Trust issued 5,175,000 trust units at $12.00 per trust unit for gross proceeds of $62.1 million. Net proceeds, after underwriting fees and expenses amounted to approximately $59.0 million.

On June 15, 2004, the Trust issued 16,350,000 trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million and $75 million principal amount of 8% convertible extendible unsecured subordinated debentures in connection with the Chevron acquisition. Net proceeds of the issuance after the underwriting fees and expenses amounted to approximately $262.0 million.

b) Exchangeable Shares	Number of Units *(000s)*		Amount
Balance, December 31, 2003	776	$	8,566
Shares exchanged	(34)		(364)
Adjustment to exchange ratio for distributions	55		-
Balance, June 30, 2004	**797**	**$**	**8,202**

Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with the exchangeable shares being exchangeable into 617,292 units immediately and 179,578 units as to one half on each October 1, 2004 and 2005.

c) Debentures	Number of Units Available on Conversion *(000s)*		Amount
i) 8% Convertible Debentures			
Balance, December 31, 2003	-		-
Issued, June 15, 2004	5,556	$	75,000
Issue costs	-		(3,092)
Balance, June 30, 2004	5,556		71,908
ii) 11% Convertible Debentures			
Balance, December 31, 2003	2,195		19,326
Converted to units during the period	(954)		(9,313)
Balance, June 30, 2004	1,241		10,013
Total, June 30, 2004	**6,797**	**$**	**81,921**

On June 15, 2004, the Trust issued $75.0 million, 8% convertible extendible unsecured subordinated debentures. The debentures are convertible into units at a conversion price of $13.50. Both the 8% and 11% debentures have been classified as equity because the Trust has the option, and intends to settle, the principal and interest payable with the issuance of units. Interest paid to the debenture holders is included in Accumulated Earnings. During 2004, $9.3 million of debentures were converted resulting in the issuance of 954,000 units.

In December 2002, the Trust issued $45.0 million, 11% convertible, extendible, unsecured subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per unit.

d) Unit-Based Compensation Plan	Number of Options *(000s)*		Average Exercise Price
Balance, December 31, 2003	2,737	$	10.15
Exercised	(12)		9.67
Repurchased and cancelled	(2,725)		-
Balance, June 30, 2004	**-**	**$**	**-**

On May 19, 2004, the unitholders of Acclaim approved a new unit award incentive plan to replace the Option Plan. The new plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Units and Performance Units to directors, officers, employees and consultants of the Trust and its affiliates. The Restricted Units vest over a three-year period. The Performance Units vest on the third anniversary of the date of the grant. The number of Performance Units granted is dependent on the performance of the Trust relative to a peer comparison group of oil and gas trusts and other companies. A holder of a Restricted or Performance Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held. The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Unit is outstanding.

As of June 30, 2004, there were 769,573 Restricted Units and 234,400 Performance Units outstanding entitling holders to 1,082,393 units upon vesting. A compensation expense of $1.1 million was recorded during the period to approximate the fair value (based on period end price of the units) of the Restricted Units in excess of the Option Plan that was replaced. A compensation expense was not recognized for the approximate fair value of the Performance Units as it is uncertain whether the performance criteria will be met at the end of three years.

6. DISTRIBUTIONS TO UNITHOLDERS

The following distributions have been made to unitholders:

		$/Unit		Amount
Balance, December 31, 2003	$	2.4375	$	140,363
January, 2004		0.1625		12,174
February, 2004		0.1625		12,203
March, 2004		0.1625		12,033
April, 2004		0.1625		13,101
May, 2004		0.1625		13,102
June, 2004		0.1625		15,799
	$	0.9750	$	78,412
	$	3.4125	$	218,775

7. FINANCIAL DERIVATIVE INSTRUMENTS

The following financial derivative contracts have been put in place as noted below:

Commodity Contracts	2004 Q3	2004 Q4	2005
Natural Gas			
Fixed price (GJ/d)	10,000	6,667	4,167
Average price ($/GJ)	$6.72	$6.91	$7.00
Collars (GJ/d)	41,000	37,000	20,417
Average floor price	$5.30	$5.97	$6.09
Average ceiling price	$6.92	$9.24	$8.72
Call options (sold)	3,000	3,000	2,500
Average call option price (sold)	$2.80	$2.80	$2.80
Call spread (purchased) (GJ/d)	-	3,333	1,250
Call spread floor ($/GJ)	-	$9.00	$9.00
Call spread ceiling ($/GJ)	-	$11.50	$11.50
Crude Oil			
Fixed price (bbl/d)	2,000	2,000	1,500
Average price (US$)	$34.05	$34.05	$36.07
Collars (bbl/d)	7,500	7,500	7,000
Average floor price (US$)	$29.75	$29.61	$29.71
Average ceiling price (US$)	$33.82	$33.96	$37.00
Call spread (purchased) bbl/d	1,000	1,000	1,000
Call spread floor (US$)	$33.00	$33.00	$33.00
Call spread ceiling (US$)	$39.00	$40.00	$39.00

Future Commodity Contracts

Daily Quantity	Contract Price	Term
Natural Gas-Collars (AECO)		
8,000 GJ	CDN$5.00-6.50	April 1, 2004-October 31, 2004
10,000 GJ	CDN$5.00-7.00	April 1, 2004-October 31, 2004
3,000 GJ	CDN$5.00-6.41	April 1, 2004-October 31, 2004
10,000 GJ	CDN$6.25-7.85	July 1, 2004-October 31, 2004
5,000 GJ	CDN$5.00-7.80	November 1, 2004- March 31, 2005
20,000 GJ	CDN$7.00-11.00	November 1, 2004- March 31, 2005
5,000 GJ	CDN$6.20-12.50	November 1, 2004- March 31, 2005
15,000 GJ	CDN$6.00-8.00	April 1, 2005- October 31, 2005
Natural Gas-Three Way Contracts (AECO)		
5,000 GJ	CDN$3.75-5.00-7.00	April 1, 2004-October 31, 2004
5,000 GJ	CDN$4.00-5.00-5.81	April 1, 2004-October 31, 2004
5,000 GJ	CDN$4.00-5.00-8.50	November 1, 2004- March 31, 2005
5,000 GJ	CDN$5.00-6.00-8.00	April 1, 2005- October 31, 2005
Natural Gas-Fixed Price Contracts (AECO)		
5,000 GJ	CDN$5.95	April 1, 2004-October 31, 2004
5,000 GJ	CDN$7.50	July 1, 2004-October 31, 2004
5,000 GJ	CDN$7.00	November 1, 2004-October 31, 2005
Natural Gas-Call Spreads (AECO)		
5,000 GJ (purchased by Acclaim)	CDN$9.00-11.50	November 1, 2004- March 31, 2005
Crude Oil-Collars (WTI)		
1,000 bbl	US$ 24.00-27.00	July 1, 2004-September 30, 2004
1,000 bbl	US$ 23.00-28.05	October 1, 2004-December 31, 2004
3,000 bbl	US$ 37.20-41.00	July 1, 2004-December 31, 2004
1,000 bbl	US$ 32.00-38.40	January 1, 2005-December 31, 2005
2,000 bbl	US$ 32.00-39.00	January 1, 2005-December 31, 2005
Crude Oil-Three Way Collars (WTI)		
1,000 bbl	US$21.00-25.00-29.45	January 1, 2004-December 31, 2004
500 bbl	US$23.00-27.00-30.00	April 1, 2004-December 31, 2004
1,000 bbl	US$21.25-24.50-29.95	July 1, 2004-December 31, 2004
1,000 bbl	US$21.50-24.50-29.25	July 1, 2004-December 31, 2004
1,000 bbl	US$20.00-24.00-30.00	January 1, 2005-December 31, 2005
1,000 bbl	US$24.00-27.00-34.00	January 1, 2005-December 31, 2005
1,000 bbl	US$24.00-27.00-35.00	January 1, 2005-December 31, 2005
1,000 bbl	US$30.00-34.00-43.60	January 1, 2005-December 31, 2005
Crude Oil-Fixed (WTI)		
1,000 bbl	US$28.00	April 1, 2004-December 31, 2004
1,000 bbl	US$40.10	July 1, 2004-December 31, 2004
1,000 bbl	US$36.00	January 1, 2005-December 31, 2005
500 bbl	US$36.20	January 1, 2005-December 31, 2005
1,000 bbl (Heavy Oil Differential)	US$8.35	January 1, 2004-December 31, 2004
Crude Oil-Call Spreads (WTI)		
1,000 bbl (purchased by Acclaim)	US$33.00-$40.00	October 1, 2004-December 31, 2004
1,000 bbl (purchased by Acclaim)	US$33.00-$39.00	January 1, 2005-December 31, 2005
Alberta Power -Fixed (Alberta Power Pool)		
2 MWh	CDN $43.75	January 1, 2004-December 31, 2005
2 MWh	CDN $52.50	April 1, 2004-December 31, 2004
2 MWh	CDN $47.50	January 1, 2005-December 31, 2005

The following table is a reconciliation of the change in the fair value of the financial derivative instruments during the period:

		Financial Derivative Loss		Financial Derivative Liability		Unrealized Loss
Balance, January 1, 2004 *(Note 2)*	$	11,180	$	(11,180)	$	-
Amortization		(5,236)		-		5,236
Unrealized loss on financial derivatives		-		(5,628)		5,628
Balance, June 30, 2004	**$**	**5,944**	**$**	**(16,808)**	**$**	**10,864**

The estimated fair value of financial derivative instruments is based on quoted market prices.

8. INCOME TAXES

During the first quarter of 2004, Acclaim recorded a future income tax recovery of $4.7 million due to substantively enacted changes in the Alberta provincial income tax rate from 12.5 percent to 11.5 percent.

9. COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management's view, are significant.

File No.
82-34789

ACCLAIM
Energy Trust

NEWS RELEASE July 26, 2004

ACCLAIM ENERGY TRUST TO RELEASE SECOND QUARTER REPORT AND PROVIDES CONFERENCE CALL INFORMATION

CALGARY, ALBERTA (AE.UN – TSX)– announced that it will release its operating and financial results for the quarterly period ending June 30, 2004, following the close of markets on Thursday, August 5, 2004.

Acclaim will host a conference call and question and answer session at 9:00 a.m. MST (11 a.m. EST) on Friday, August 6, 2004 to discuss the results and the Trust's outlook. The conference call will be chaired by Mr. Paul Charron, President and CEO. The call will also be available via webcast from Acclaim Energy Trust's website (www.acclaimtrust.com) and from the VCall website (www.vcall.com).

Acclaim Energy Trust 2nd Quarter 2004 Results Conference Call:
Toll-Free across North America: 1-877-888-3855
Within Toronto and area: 416-695-6120

A recorded playback of the call will also be made available until August 20:
Toll-free across North America: 1-866-518-1010
Within Toronto and area: 416-695-5275

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. With an enterprise value of approximately $1.7 billion, Acclaim's current daily production exceeds 42,000 boe/d, weighted 55 percent to oil and natural gas liquids and 45 percent to natural gas. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Manager, Investor Relations
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com

ACCLAIM
Energy Trust

NEWS RELEASE July 22, 2004

ACCLAIM ENERGY TRUST ANNOUNCES APPOINTMENT OF NANCY LAIRD TO BOARD OF DIRECTORS

CALGARY, ALBERTA (AE.UN – TSX) – Acclaim Energy Trust is pleased to announce that Ms. Nancy M. Laird has been appointed to the Board of Directors of Acclaim Energy Inc., effective immediately.

Ms. Laird, a resident of Calgary, has over 20 years of experience in the Canadian oil and gas and technology sectors and currently serves as a director with the Keyspan Facilities Income Fund and the Alberta Electric System Operator. Her career experience includes serving as a Senior Vice President at PanCanadian Energy Corporation, where among her responsibilities she led the company's marketing, midstream, regulatory affairs and environmental activities from 1997 though 2002.

Prior corporate management experience includes, from 1994 through 1997, she was the President of NrG Information Services Inc., a technology joint venture that developed a software and service solution for natural gas contracts and transportation. Ms. Laird worked in roles of increasing responsibility with Norcen Energy Inc., North Canadian Marketing Inc., Canpet Marketing Limited and Shell Canada Limited between 1981 and 1994. Ms. Laird holds an M.B.A. from the Schulich School of Business at York University and a B.A. (Honours) from the University of Western Ontario.

Ms. Laird will join Acclaim's board of directors which currently consists of:

Jack C. Lee	Chairman
Robert G. Brawn	Chairman, Emeritus
Paul Charron	President and CEO
Peter Comber	Chair, Audit Committee
Grant Fagerheim	Chair, Human Resources and Compensation Committee;
Frank King	Chair, Governance Committee
Greg Rich	Chair, Reserves Committee
Carl Smith	Director

Ms. Laird will serve on the Human Resources and Compensation Committee and the Corporate Governance Committee. "Nancy has a wealth of energy and experience that is applicable to Acclaim's operations, growth and strategy," stated Jack C. Lee, Chairman of the Board, Acclaim Energy Trust. "We are very pleased to welcome her to the board."

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. With an enterprise value of approximately $1.7 billion, Acclaim's daily production exceeds 42,000 boe/d, weighted 55 percent to oil and 45 percent to natural gas and natural gas liquids. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:
Kerklan (Kerk) Hilton
Manager, Investor Relations

(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com

File No.
82-34789

ACCLAIM
Energy Trust

NEWS RELEASE **July 19, 2004**

Acclaim Energy Trust announces monthly distribution

CALGARY, July 19 /CNW/ - (AE.UN - TSX)- Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on August 20, 2004 to unitholders of record on July 30, 2004. The trust units of Acclaim will commence trading on an ex-distribution basis on July 28, 2004.

The trust's trailing twelve months of cash distributions total C$1.95 per Trust unit, provide a twelve-month return of approximately 14.3 percent, based on a July 16 closing price of $13.60 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 22 consecutive monthly payments at this level.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. With an enterprise value of $1.7 billion, Acclaim's production exceeds 42,000 boe/d, weighted 55 percent to oil and 45 percent to natural gas and natural gas liquids. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

For further information: Kerklan (Kerk) Hilton, Manager, Investor Relations, (403) 539-6343, 1-877-539-6300, info@acclaimtrust.com, www.acclaimtrust.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports@cnw.